                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45255W106                   13D                      Page 2 of 3 Pages


                               AMENDMENT NO. 9 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU AKTIENGESELLSCHAFT

         This Amendment No. 9 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated October 5, 1998, Amendment No. 4, dated December 15, 1998, Amendment No. 5, dated December 23, 1998, Amendment No. 6, dated February 1, 1999, Amendment No. 7, dated June 24, 1999 and Amendment No. 8, dated August 12, 1999 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 3, 4 and 7 are hereby supplemented and amended as follows:

          Item 3. Source and Amount of Funds or Other Consideration.

               As more fully described in Item 4 below, on September 7, 1999, BERU offered to purchase the Issuer in a transaction (the "Transaction") in which Issuer stockholders would receive $14 per share in cash. Based on 7,225,664 shares of Common Stock outstanding as of August 1, 1999 that BERU does not own, and assuming that options to purchase 1,353,886 shares of Common Stock are purchased in the Transaction, BERU estimates that the aggregate purchase price to be paid in the Transaction will not exceed $120 million. BERU currently expects to finance the Transaction and related expenses through cash on hand.

          Item 4. Purpose of Transaction.

               On September 7, 1999 BERU sent to the board of directors of the Issuer a letter, a copy of which is included as an Exhibit to this Amendment and which is incorporated herein by reference, in which BERU offered to purchase the Issuer in the Transaction in which Issuer stockholders would receive $14 per share in cash. The per share price represents an approximate 28.7% premium over the closing market price of the Common Stock on September 3 of $10.88 per share and a 36.1% premium over the average of the last two weeks. The Transaction would enable all of the Issuer's public stockholders to receive cash for all of their shares of Common Stock. Upon completion of the Transaction, the Common Stock will cease to be listed on NASDAQ and will be deregistered under the Exchange Act. The consummation of the Transaction is subject to the execution of a definitive merger agreement and other conditions customary in a transaction of this type.

          Item 7. Materials to be filed as Exhibits.

               Letter dated September 7, 1999 to the board of directors of the Issuer.

               Except as expressly amended and supplemented hereby, the text of the Schedule 13D remains in effect without any other modification.

CUSIP No. 45255W106                   13D                      Page 3 of 3 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  September 7, 1999

                                              BERU AKTIENGESELLSCHAFT

                                              By:  /s/  Ulrich Ruetz
                                                 ----------------------------
                                                 Name:  Ulrich Ruetz
                                                 Title: Chairman and
                                                        Chief Executive Officer